Amendment to Subadvisory Agreement

for GLOBAL PORTFOLIO OF THE PRUDENTIAL SERIES FUND

Prudential Investments LLC and T. Rowe Price Associates, Inc. (“Subadviser”) hereby agree to amend the subadvisory agreement (including any amendments or supplements) listed below (collectively, the “Agreement”) by amending Schedule A to such Agreement (“Schedule A”). Schedule A addresses the level of subadvisory fees paid by the Manager to Subadviser under the Agreement. Schedule A is hereby replaced in its entirety with the attached Amended Schedule A, effective as of October 17, 2016.

The Agreement affected by this Amendment consists of the following:

1.	Subadvisory Agreement, dated as of January 1, 2006, between Prudential Investments LLC, and Subadviser, pursuant to which Subadviser has been retained to provide investment advisory services to the Global Portfolio of The Prudential Series Fund.

Prudential Investments LLC and Subadviser further agree that each Amended Schedule A supersedes any other fee arrangements, written or oral, that may be applicable to the Agreements listed above.

IN WITNESS HEREOF, Prudential Investments LLC and T. Rowe Price Associates, Inc. have duly executed this Amendment as of the effective date of this Amendment.

PRUDENTIAL INVESTMENTS LLC

By: /s/ Bradley Tobin

Name: Bradley Tobin

Title: Vice President

T. Rowe Price Associates, Inc.

By: /s/ Savonne L. Ferguson

Name: Savonne L. Ferguson

Title: Vice President

Effective Date as Revised: October 17, 2016

SCHEDULE A

The Prudential Series Fund

Global Portfolio

As compensation for services provided by T. Rowe Price Associates, Inc., Prudential Investments LLC will pay T. Rowe Price Associates, Inc. a sub-advisory fee on the net assets managed by T. Rowe Price Associates, Inc.* that is equal, on an annualized basis, to the following:

Portfolio Name	Advisory Fee**
Global Portfolio (the “Portfolio”)

Sleeve average daily net assets up to $100 million:
0.50% up to $50 million;
0.45% over $50 million to $100 million

When sleeve average daily net assets exceed $100 million:
0.40% on all assets

When sleeve average daily net assets exceed $200 million:
0.35% on all assets

When sleeve average daily net assets exceed $500 million:
0.325% on all assets up to $500 million;
0.30% over $500 million to $1 billion

When sleeve average daily net assets exceed $1 billion:
0.30% on all assets

When sleeve average daily net assets exceed $1.5 billion:
0.275% on all assets

* For purposes of calculating the subadvisory fee, the assets of the Portfolio will be aggregated with the US Large-Cap Value Equity Strategy assets of all other Prudential entities (including the assets of certain insurance company separate accounts managed by T. Rowe Price Associates, Inc. for the Retirement business of Prudential and its affiliates) that are managed by T. Rowe Price Associates, Inc.

** In the event T. Rowe Price invests Portfolio assets in other pooled investment vehicles it manages or subadvises, T. Rowe Price will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to T. Rowe Price with respect to the Portfolio assets invested in such acquired fund.  Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised: October 17, 2016